Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 3 DATED SEPTEMBER 15, 2022
TO THE PROSPECTUS DATED JULY 13, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated July 13, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide updates on our investment portfolio;
•to disclose recent acquisitions of certain investments;
•to disclose the transaction price for each class of our common stock sold in this public offering (the “Offering”) as of October 1, 2022;
•to disclose the calculation of our August 31, 2022 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our Offering.

Investment Portfolio Updates

Positive performance in August 2022 was driven by valuation gains in our multifamily portfolio, which represents 55% of our real estate properties. Fundamentals in the multifamily sector remain strong as the demand for rental housing continues to contribute to increasing rental rates, providing a natural mitigant in an inflationary environment. As of August 31, 2022, the year-to-date total return for Class I shares was 15.62%.1

As of August 31, 2022, our portfolio consisted of 85% real estate properties, 11% real estate-related loans and securities, and the remainder in cash and cash equivalents. Our real estate properties consisted of multifamily (55%), alternatives (17%), office (16%), logistics (6%) and single-family rental (6%).

Recent Acquisitions
During August 2022, we acquired 25 single-family rental properties, growing our portfolio to a total of 429 homes with an aggregate purchase price of $114 million as of August 31, 2022. We also invested $47 million in real estate-related securities, consisting of 18 individual positions in CMBS, RMBS and corporate bonds. As of August 31, 2022, our real estate-related loans and securities consisted of 61 investments with an aggregate fair value of approximately $255 million.

1 As of August 31, 2022, Class S year-to-date total return was 14.57% and Class D year-to-date total return was 2.55% (Class D year-to date return is calculated from June 1, 2022, the date in which the first Class D shares were issued). As of August 31, 2022, no Class T shares have been issued. Total return is calculated as the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any net distributions per share declared in the period.

October 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2022 (and repurchases as of September 30, 2022) is as follows:

Transaction Price (per share)
Class S	$13.8555
Class I	$13.9499
Class T	$13.9499
Class D	$13.7712
The October 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
August 31, 2022 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2022 along with the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2022:

Components of NAV	August 31, 2022
Investments in real properties	$1,826,328,306
Investments in real estate-related loans and securities	255,363,674
Investments in unconsolidated entities	88,641,097
Cash and cash equivalents	87,711,503
Restricted cash	52,520,537
Other assets	25,330,565
Debt obligations	(1,087,421,371)
Accrued performance fee	(11,073,590)
Accrued stockholder servicing fees(1)	(304,278)
Management fee payable	(1,157,826)
Dividend payable	(4,658,905)
Subscriptions received in advance	(43,512,840)
Other liabilities	(29,812,668)
Non-controlling interests in joint ventures	(22,560,092)
Net asset value	$1,135,394,112
Number of shares/units outstanding	81,712,038

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of August 31, 2022, we have accrued under GAAP approximately $25.0 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class D Shares	Class T Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$438,694,794	$537,268,766	$118,529,439	$39,825,587	$60,298	$—	$1,015,228	$1,135,394,112
Number of shares/units outstanding	31,662,088	38,514,029	8,679,905	2,780,751	4,379	—	70,886	81,712,038
NAV Per Share/Unit as of August 31, 2022	$13.8555	$13.9499	$13.6556	$14.3219	$13.7712	$—	$14.3219

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.

As of August 31, 2022, we had not sold any Class T shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.2%	4.9%
Office	7.7%	6.8%
Logistics	5.8%	4.9%
Alternatives(1)	5.3%	4.8%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values	Logistics Investment Values	Alternatives Investment Values(1)
Discount Rate	.25% Decrease	2.0%	1.9%	1.9%	2.1%
(weighted average)	.25% Increase	(1.9)%	(1.9)%	(2.0)%	(1.9)%
Exit Capitalization Rate	.25% Decrease	3.5%	2.4%	3.7%	3.5%
(weighted average)	.25% Increase	(3.2)%	(2.2)%	(3.3)%	(2.8)%

(1)	Alternatives include single-family rental properties.

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines, and investments in unconsolidated entities.

The following table provides a breakdown of the major components of our total NAV as of July 31, 2022:

Components of NAV	July 31, 2022
Investments in real properties	$1,811,040,301
Investments in real estate-related loans and securities	209,427,292
Investments in unconsolidated entities	94,432,795
Cash and cash equivalents	99,829,824
Restricted cash	42,181,419
Other assets	25,774,438
Debt obligations	(1,083,563,063)
Accrued performance fee	(9,923,254)
Accrued stockholder servicing fees(1)	(293,969)
Management fee payable	(1,097,869)
Dividend payable	(4,458,920)
Subscriptions received in advance	(33,561,445)
Other liabilities	(45,731,484)
Non-controlling interests in joint ventures	(22,366,342)
Net asset value	$1,081,689,723
Number of shares/units outstanding	78,044,434

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of July 31, 2022, we had accrued under GAAP approximately $23.8 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class D Shares	Class T Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$422,027,367	$508,871,487	$107,472,228	$42,282,370	$30,111	$—	$1,006,160	$1,081,689,723
Number of shares/units outstanding	30,537,448	36,582,759	7,888,180	2,963,350	2,180	—	70,517	78,044,434
NAV Per Share/Unit as of July 31, 2022	$13.8200	$13.9101	$13.6245	$14.2684	$13.8117	$—	$14.2684

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.

As of July 31, 2022, we had not sold any Class T shares.

Status of Our Offering
We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold (i) 38,333,427 shares of our common stock (consisting of 14,079,800 Class S shares, 24,224,776 Class I shares and 28,851 Class D shares; no Class T shares have been issued or sold) in our primary offering for total proceeds of $519,755,359 and (ii) 865,927 shares of our common stock (consisting of 587,768 Class S shares and 278,159 Class I shares; no Class T or Class D shares had been issued or sold as of the applicable date) pursuant to our distribution reinvestment plan for a total value of $11,395,651. We intend to continue selling shares in the Offering on a monthly basis.